GLENN R. CLARK & ASSOCIATES LIMITED

288 KING STREET EAST, COBOURG
ONTARIO, CANADA, K9A 1L8

905-377-1031 oreman@sympatico.ca

CONSENT of AUTHOR

TO: Ontario Securities Commission
British Columbia Securities Commission
Alberta Securities Commission

I, Glenn R. Clark, **DO HEREBY CONSENT** to the public filing of the written disclosure of my technical report entitled "LA GUITARRA MINE TECHNICAL REPORT, TEMASCALTEPEC, MEXICO" and dated January 28, 2010 (the "**Technical Report**") and any extracts from or a summary of the Technical Report in the *news release* dated December 16, 2009 (the "**Disclosure Document**") of Genco Resources Ltd. (the "**Company**") and to the filing by the Company of the Technical Report with the securities regulatory authorities referred to above.

I also CONFIRM THAT I have read the written disclosure being filed and that it fairly and accurately represents the information derived from the Technical Report that supports the disclosure in the Disclosure Document.

Dated this 28th day of January, 2010.

REGISTERED PROFESSIONAL ENGINEER
G. R. CLARK
PROVINCE OF ONTARIO

Glenn R Clark

Glenn R. Clark, P.Eng.